Exhibit 99.1

Critical Metals Corp Signs Joint Venture Agreement With Obeikan Group for Lithium Hydroxide Plant in Kingdom of Saudi Arabia

July 9, 2024

Following Independent Committee review by the Critical Metals Corp Board of Directors, the Company has agreed to accept assignment of European Lithium’s interest in the Joint Venture

Critical Metals Corp and Obeikan Group have signed a Shareholders Agreement and are progressing with incorporation of the joint venture company, Arabian New Energy

Critical Metals Corp and Obeikan expect Arabian New Energy to be incorporated after successful registration and approval by the KSA Regulatory Authorities

NEW YORK, July 09, 2024 (GLOBE NEWSWIRE) -- Critical Metals Corp. (Nasdaq: CRML) (“Critical Metals Corp”), a leading mining development company focused on critical metals and minerals and producing strategic products essential to electrification and next generation technologies for Europe and its western world partners, today announced that Critical Metals Corp has accepted assignment of the European Lithium-Obeikan Group Investment Company (Obeikan Group) joint venture, following Independent Committee review.

With acceptance, Critical Metals Corp and the Obeikan Group have executed the Shareholders Agreement. The Obeikan Group has agreed to ratify the Shareholders Agreement to form a joint venture with Critical Metals Corp to construct and commission a large-scale lithium hydroxide processing plant in the Kingdom of Saudi Arabia to process spodumene concentrate produced from the Wolfsberg Lithium Project located in Austria.

●	The 50%/50% JV will be geared towards developing, constructing and commissioning a lithium hydroxide processing plant, and operating the plant for the conversion of lithium spodumene concentrate from Wolfsberg.

●	Under the Shareholders agreement, the newly established Arabian New Energy Company (Arabian New Energy) will seek to have the exclusive right to purchase spodumene mined from the current resource at Wolfsberg (Zone 1), and the facility is expected to be developed to meet the minimum initial capacity and product specifications based on the Company’s binding Long Term Supply Agreement with BMW.

●	Under the Shareholders agreement, and subject to the successful commissioning of the Plant, the Wolfsberg Project Zone 1 will sell the lithium spodumene concentrate to the JV company over the life of the current resources of the Wolfsberg mine at a reduced rate, with a floor and ceiling price subject to final agreement of the Parties.

●	The parties will establish a Development Committee for the purpose of jointly collaborating on all key decisions in relation to the development of the Plant.

A Deed of Assignment has been executed by European Lithium Ltd and Obeikan Group to assign all rights under the 31 May 2023 binding agreement to Critical Metals Corp.

“The assignment of this JV to Critical Metals Corp represents another huge milestone for the Wolfsberg project,” said Tony Sage, CEO and Chairman of Critical Metals Corp. “Critical Metals Corp has two dedicated partners to ensure we fulfil our ambition to become the first European producer of both spodumene and hydroxide. With these key milestones having been achieved, we expect the next steps will become a lot easier. Over the next several quarters, we plan to update and finalize the DFS on these projects, and to secure the necessary funding to commence construction. The Board of the newly formed Arabian New Energy will oversee the construction of the hydroxide plant, with funding for the project sourced from within Saudi Arabia.”

“We are pleased to have reached this agreement with Critical Metals Corp,” said Abdallah Obeikan, CEO of the Obeikan Investment Group. “We are convinced that our partnership will be beneficial for all stakeholders. This partnership will combine the solid technical expertise of Critical Metals Corp with the industrial knowledge of Obeikan while leveraging the strength of Saudi Arabian financial markets. It is a strategic global collaboration to achieve the goals of Vision 2030 and to advance the development of the new industry in the Kingdom of Saudi Arabia.”

About Critical Metals Corp.

Critical Metals Corp (Nasdaq: CRML) is a leading mining development company focused on critical metals and minerals, and producing strategic products essential to electrification and next generation technologies for Europe and its western world partners. Its initial flagship asset is the Wolfsberg Lithium Project located in Carinthia, 270 km south of Vienna, Austria. The Wolfsberg Lithium Project is the first fully permitted mine in Europe and is strategically located with access to established road and rail infrastructure and is expected to be the next major producer of key lithium products to support the European market. Wolfsberg is well positioned with offtake and downstream partners to become a unique and valuable building block in an expanding geostrategic critical metals portfolio.

For more information, please visit https://criticalmetalscorp.com/.

About European Lithium

European Lithium Limited is an exploration and development stage mining company focused mainly on lithium in Austria, Ukraine, Ireland, and Australia. European Lithium currently holds 67,788,383 (83.03%) ordinary shares in Critical Metals.

For more information, please visit https://europeanlithium.com

About Obeikan Group for Investment Company

Obeikan Group is a leading private industrial company operating in multiple fields including glass, paper and plastics with a growing focus on harnessing the power of technology and digital transformation across all its operations. The group is operating in the Kingdom of Saudi Arabia and MENA and owns more than 20 factories and 25 companies.

For more information, please visit https://www.obeikan.com.sa.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, without limitation, statements regarding the financial position, financial performance, business strategy, expectations of our business and the plans and objectives of management for future operations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this news release, forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

These forward-looking statements may include statements, among other things, relating to: general economic conditions and conditions affecting the industries in which the Company operates; expansion and other plans and opportunities, including expansion into other strategic assets; and other statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Company’s Shell Company Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 3, 2024 and in the Company’s proxy statement/prospectus, dated December 27, 2023, as supplemented by that proxy statement/prospectus supplement No. 1, dated February 15, 2024, forming a part of Registration Statement on Form F-4 (File No. 333-268970), as amended, which was declared effective on December 27, 2023. These forward-looking statements are based on information available as of the date of this news release, and expectations, forecasts and assumptions as of that date, involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Critical Metals Corp.

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